Mail Stop 4561

March 21, 2008

Kevin McCarthy
Chief Executive Officer
PFF Bancorp, Inc.
9337 Milliken Avenue
Rancho Cucamonga, CA 91730

> **Re:** **PFF Bancorp, Inc.**
> **Form 10-K for Fiscal Year Ended**
> **March 31, 2007**
> **Filed May 30, 2007**
> **File No. 001-16845**

Dear Mr. McCarthy:

We have reviewed your response dated March 14, 2008 and have the following comments.

Form 10-Q/A as of December 31, 2007

1. The Form 10-Q/A filed on February 20, 2008 is not complete as you solely filed the review report without the financial statements and footnotes to support it. Accordingly, please file another amended Form 10-Q for the quarter ending December 31, 2007 that includes all the information required by Item 1 Financial Statements.

Form 10-Q as of September 30, 2007

Management's Discussion and Analysis

Non-Interest Expense, page 22

2. We have reviewed your response to comment 9 of our letter dated February 14, 2008. Again, please explain to us the reason and specific business purpose for the reduction in long term incentive plan accruals.

3. Additionally, in your responses you stated that you debited Additional Paid in Capital for $1.8 million during the quarter ending September 30, 2007. Please tell

us where this amount can be found on the Consolidated Statement of Stockholders' Equity and why you did not report this separately.

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your response that provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Babette Cooper at (202) 551-3396 or me at (202) 551-3492 if you have any questions.

Sincerely,

Don Walker
Senior Assistant Chief Accountant